SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

CVR Refining, LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

12663P107

(CUSIP Number)

Jesse A. Lynn, Esq.

Icahn Enterprises L.P.

767 Fifth Avenue, Suite 4600

New York, New York 10153

(212) 702-4300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 1, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 12663P107

1.	Name of Reporting Person CVR Refining Holdings Sub, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 12,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 12,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0.01%

14.	Type of Reporting Person OO

SCHEDULE 13D

CUSIP No. 12663P107

1.	Name of Reporting Person CVR Refining Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 97,303,764

	8.	Shared Voting Power 12,000

	9.	Sole Dispositive Power 97,303,764

	10.	Shared Dispositive Power 12,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 97,315,764

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 65.9%

14.	Type of Reporting Person OO

SCHEDULE 13D

CUSIP No. 12663P107

1.	Name of Reporting Person Coffeyville Resources, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 97,315,764

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 97,315,764

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 97,315,764

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 65.9%

14.	Type of Reporting Person OO

SCHEDULE 13D

CUSIP No. 12663P107

1.	Name of Reporting Person Coffeyville Refining & Marketing, Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 97,315,764

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 97,315,764

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 97,315,764

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 65.9%

14.	Type of Reporting Person CO

SCHEDULE 13D

CUSIP No. 12663P107

1.	Name of Reporting Person Coffeyville Refining & Marketing Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 97,315,764

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 97,315,764

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 97,315,764

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 65.9%

14.	Type of Reporting Person CO

SCHEDULE 13D

CUSIP No. 12663P107

1.	Name of Reporting Person CVR Energy, Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 21,625,106

	8.	Shared Voting Power 97,315,764

	9.	Sole Dispositive Power 21,625,106

	10.	Shared Dispositive Power 97,315,764

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 118,940,870

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 80.6%

14.	Type of Reporting Person CO

SCHEDULE 13D

CUSIP No. 12663P107

1.	Name of Reporting Person IEP Energy LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 118,940,870

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 118,940,870

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 118,940,870

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 80.6%

14.	Type of Reporting Person OO

SCHEDULE 13D

CUSIP No. 12663P107

1.	Name of Reporting Person IEP Energy Holding LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 118,940,870

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 118,940,870

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 118,940,870

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 80.6%

14.	Type of Reporting Person OO

SCHEDULE 13D

CUSIP No. 12663P107

1.	Name of Reporting Person American Entertainment Properties Corp.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,000,000

	8.	Shared Voting Power 118,940,870

	9.	Sole Dispositive Power 2,000,000

	10.	Shared Dispositive Power 118,940,870

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 120,940,870

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 81.9%

14.	Type of Reporting Person CO

SCHEDULE 13D

CUSIP No. 12663P107

1.	Name of Reporting Person Icahn Building LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 120,940,870

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 120,940,870

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 120,940,870

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 81.9%

14.	Type of Reporting Person OO

SCHEDULE 13D

CUSIP No. 12663P107

1.	Name of Reporting Person Icahn Enterprises Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 3,750,000

	8.	Shared Voting Power 120,940,870

	9.	Sole Dispositive Power 3,750,000

	10.	Shared Dispositive Power 120,940,870

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 124,690,870

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 84.5%

14.	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. 12663P107

1.	Name of Reporting Person Icahn Enterprises G.P. Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 124,690,870

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 124,690,870

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 124,690,870

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 84.5%

14.	Type of Reporting Person CO

SCHEDULE 13D

CUSIP No. 12663P107

1.	Name of Reporting Person Beckton Corp.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 124,690,870

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 124,690,870

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 124,690,870

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 84.5%

14.	Type of Reporting Person CO

SCHEDULE 13D

CUSIP No. 12663P107

1.	Name of Reporting Person Carl C. Icahn

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 124,690,870

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 124,690,870

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 124,690,870

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 84.5%

14.	Type of Reporting Person IN

SCHEDULE 13D

Item 1.         Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission on January 25, 2013 and last amended on May 29, 2018 (as amended, the “Initial 13D”) by the Reporting Persons with respect to the Common Units of CVR Refining, LP (the “Issuer”) is hereby amended to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 4.         Purpose of Transaction

Item 4 of the Initial 13D is hereby amended to add the following:

Reference is made to the exchange offer by CVR Energy, Inc. (“CVI”) to exchange up to 37,154,236 Common Units for shares of the CVI common stock at an exchange ratio of one Common Unit of the Issuer for 0.6335 shares of the CVI common stock, par value $0.01 per share, upon the terms and subject to the conditions set forth in a prospectus/offer to exchange that was filed with the Securities and Exchange Commission (the “SEC”) on June 18, 2018 (the “prospectus/offer to exchange”) and in the accompanying letter of transmittal (which, together with the prospectus/offer to exchange, collectively constitute the “exchange offer”).

The exchange offer expired at 5:00 p.m. New York City time, on Friday, July 27, 2018.

A total of 21,625,106 Common Units were validly tendered and not properly withdrawn in the offer, which, together with the Common Units owned by the Reporting Persons, represent approximately 84.5% of the outstanding Common Units. All of the Common Units that were validly tendered and not properly withdrawn have been accepted in the exchange offer and exchanged for an estimated 13,699,505 shares of CVI common stock in accordance with the terms of the exchange offer and applicable law.

Pursuant to the partnership agreement of the Issuer, once the general partner of the Issuer and its affiliates (which affiliates include the Reporting Persons) own more than 80% of the Common Units, the general partner and its affiliates have the right, but not the obligation, to purchase all, but not less than all, of the Common Units held by unaffiliated unitholders of the Issuer at a price not less than their then-current market price, as calculated pursuant to the terms of the partnership agreement.

Accordingly, the Reporting Persons are entitled to exercise this call right. Pursuant to the partnership agreement, the general partner is not obligated to obtain a fairness opinion regarding the value of the Common Units to be repurchased by it upon exercise of the call right. Pursuant to the partnership agreement, the general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise the call right. The Reporting Persons have no current plans to exercise the call right at this time. However, there can be no assurance that the general partner and its affiliates will not exercise the call right in the future.

Item 5.         Interest in Securities of the Issuer

Item 5 of the Initial 13D is hereby amended and restated as follows:

(a)                                 The Reporting Persons may be deemed to beneficially own, in the aggregate, 124,690,870 Common Units, representing approximately 84.5% of the outstanding Common Units (based upon the 147,600,000 Common Units stated to be outstanding as of July 25, 2018 in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on July 26, 2018).

(b)                                 For purposes of this Schedule 13D:

CVRR Holdings has sole voting power and sole dispositive power with regard to 97,303,764 Common Units, and may be deemed to have shared voting power and shared dispositive power with regard to 12,000

Common Units owned of record by CVRR Holdings Sub. Each of Coffeyville, Marketing, Marketing Holdings, CVI, IEP Energy, Energy Holding, AEP, Building, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn may be deemed to have shared voting power and shared dispositive power with regard to the number of Common Units listed on the applicable cover page for such Reporting Person in this Schedule 13D. CVI has sole voting power and sole dispositive power with regard to 21,625,106 Common Units. Each of IEP Energy, Energy Holding, AEP, Building, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn may be deemed to have shared voting power and shared dispositive power with regard to the number of Common Units listed on the applicable cover page for such Reporting Person in this Schedule 13D. AEP has sole voting power and sole dispositive power with regard to 2,000,000 Common Units. Each of Building, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn may be deemed to have shared voting power and shared dispositive power with regard to such Common Units. Icahn Enterprises Holdings has sole voting power and sole dispositive power with regard to 3,750,000 Common Units. Each of Icahn Enterprises GP, Beckton and Mr. Icahn may be deemed to have shared voting power and shared dispositive power with regard to such Common Units.

Each of Coffeyville, Marketing, Marketing Holdings and CVI, by virtue of their relationships to each of CVRR Holdings and CVRR Holdings Sub (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Common Units which each of CVRR Holdings and CVRR Holdings Sub directly beneficially owns. Each of Coffeyville, Marketing, Marketing Holdings and CVI disclaims beneficial ownership of such Common Units for all other purposes. Each of IEP Energy, Energy Holding, AEP, Building, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to each of CVRR Holdings Sub, CVRR Holdings, CVI, AEP and Icahn Enterprises Holdings (as disclosed in Item 2), as applicable, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Common Units which each of CVRR Holdings Sub, CVRR Holdings, CVI, AEP and Icahn Enterprises Holdings directly beneficially owns, as applicable. Each of IEP Energy, Energy Holding, AEP, Building, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Common Units for all other purposes.

(c)                                  The following table sets forth all transactions with respect to Common Units effected by any of the Reporting Persons during the past 60 days.

Name of Reporting Person	Date of Transaction	Amount of Securities		Price Per Share
CVI	08/01/2018	21,625,106	(1)		(1)

(1)         On August 1, 2018, CVI acquired 21,625,106 Common Units pursuant to CVI/CVR Energy’s offer to exchange each Common Unit validly tendered and not properly withdrawn for 0.6335 shares of CVI common stock. The market value of the transaction consideration was $23.93 per Common Unit, based on the trading price of CVR common stock as of the expiration of the exchange offer on July 27, 2018.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2018

CVR REFINING HOLDINGS, LLC

By:	/s/ Tracy D. Jackson
Name: Tracy D. Jackson
Title: Executive Vice President and Chief Financial Officer

COFFEYVILLE RESOURCES, LLC

By:	/s/ Tracy D. Jackson
Name: Tracy D. Jackson
Title: Executive Vice President and Chief Financial Officer

COFFEYVILLE REFINING & MARKETING, INC.

By:	/s/ Tracy D. Jackson
Name: Tracy D. Jackson
Title: Executive Vice President and Chief Financial Officer

COFFEYVILLE REFINING & MARKETING HOLDINGS, INC.

By:	/s/ Tracy D. Jackson
Name: Tracy D. Jackson
Title: Executive Vice President and Chief Financial Officer

CVR ENERGY, INC.

By:	/s/ Tracy D. Jackson
Name: Tracy D. Jackson
Title: Executive Vice President and Chief Financial Officer

IEP ENERGY LLC
By: IEP Energy Holding LLC
By: American Entertainment Properties Corp., its sole member

By:	/s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

IEP ENERGY HOLDING LLC
By: American Entertainment Properties Corp., its sole member

By:	/s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

AMERICAN ENTERTAINMENT PROPERTIES CORP.

By:	/s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN BUILDING LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner

By:	/s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner

By:	/s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By:	/s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

BECKTON CORP.

By:	/s/ Keith Cozza
Name: Keith Cozza
Title: Secretary and Treasurer

/s/ Carl C. Icahn
CARL C. ICAHN

CVR REFINING HOLDINGS SUB, LLC
By: CVR Refining Holdings, LLC, its sole member

By:	/s/ Tracy D. Jackson
Name: Tracy D. Jackson
Title: Executive Vice President and Chief Financial Officer